Exhibit 19

DIGITALBRIDGE GROUP, INC.

Policy on Inside Information and Insider Trading

A.Background/Purpose

Under federal and state securities laws, it is illegal to purchase or sell securities of DigitalBridge Group, Inc. (the “Company”) while in possession of material, non-public information related to, affecting or regarding the Company or its subsidiaries (such information, including as set forth in Section I. below, “Inside Information”), or to disclose Inside Information to others who then trade in the securities of the Company. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and other governmental agencies and can result in severe penalties. While the regulatory authorities usually concentrate their efforts on the individuals who trade, or who tip Inside Information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Company has adopted this Policy on Inside Information and Insider Trading (this “Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel and its external advisors avoid violating insider trading laws.

B.Applicability of Policy

1.Covered Persons

This Policy applies to the following people (collectively, “Covered Persons”):

•all officers of the Company and its subsidiaries;

•all members of the Board of Directors of the Company (“directors”);

•all employees of the Company and its subsidiaries;

•any family members or persons that reside in the same household as any of the foregoing persons;
•any other person or entity over whom any of the foregoing persons exercises substantial control over his, her or its securities trading decisions; and

•any trust or other estate in which any of the foregoing persons serves as trustee or in a similar fiduciary capacity.

The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

The failure of any person subject to this Policy to observe and strictly adhere to the policies and procedures set forth herein at all times will be grounds for disciplinary action, up to and including dismissal. To ensure that Company confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may release material information to the public, or respond to inquiries from the media, analysts or others outside the Company.

All consultants and outside advisors assisting the Company on sensitive matters should be advised by the engaging Covered Person of this Policy. Such outside advisors are expected to abide by the Policy, although the Company assumes no responsibility with respect to the actions of persons who are not under its direct control.

2.Covered Transactions

This Policy applies to all transactions in the Company’s securities, including shares of common stock (including any securities that are exercisable for, or convertible or exchangeable into, shares of common stock, including membership interests in DigitalBridge Operating Company, LLC), preferred stock, convertible securities and any other securities the Company may issue from time to time whether or not pursuant to any benefit plan adopted by the Company.

For purposes of this Policy, the Company considers transactions between Covered Persons and the Company with respect to grants under any Company equity incentive plan (or, to the extent applicable, granted outside such plan) to be exempt from this Policy. Such transactions include, without limitation, the following:

•the exercise of stock options for cash;

•the exercise of stock options on a “net exercise” basis pursuant to which an optionee either (i) delivers outstanding shares of common stock to the Company or (ii) authorizes the Company to withhold from issuance shares of common stock issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price; or

•the forfeiture to the Company of restricted shares of common stock or stock units (or forfeiture, cancellation or surrender of operating partnership units of DigitalBridge Operating Company, LLC) to cover withholding tax obligations.

Thus, restrictions contained in this Policy would apply to the sale of the Company’s stock in the open market to pay the exercise price of a stock option and to the “cashless exercise” effected through a broker or “same day sale” of stock options. In addition, any sale of the underlying stock acquired upon the exercise of an option is subject to the Policy. This Policy does not apply to the granting of options or other equity awards.

Bona fide gifts (including transfers of Company securities made to trusts for estate planning purposes) are also not subject to this Policy, unless the person making the gift is aware of Inside Information at the time the gift is made and has reason to believe that the recipient intends to sell the gifted securities while the person making the gift continues to be aware of such Inside Information; provided, however, that persons covered by this Policy must still pre-clear and report gift transfers in accordance with procedures below.

In addition to the other restrictions set forth in this Policy, the following transactions are strictly prohibited at all times:

•trading in call or put options involving the Company’s securities and other derivative securities;
•engaging in short sales of the Company’s securities;

•holding the Company’s securities in a margin account; and

•pledging the Company’s stock to secure margin or other loans, except as otherwise approved by the Board of Directors of the Company.

If you are unsure whether or not a particular transaction is prohibited under this Policy, you should consult with the person designated by the Company’s Chief Legal Officer (the “Chief Legal Officer”) prior to engaging in, or entering into, an agreement, understanding or arrangement to engage in, such transaction.

C.General Policy

No Covered Person who is in possession of Inside Information may, either directly or indirectly (including, without limitation, through a family member, friend or entity in which you or any of your family members is a director, trustee, officer or controlling equity holder or beneficiary), (i) purchase or sell the Company’s securities, (ii) engage in any other action to take advantage of Inside Information or (iii) provide Inside Information to any other person outside of the Company, including family and friends.

In addition, Covered Persons may not purchase or sell any securities of any other company, such as a lender, possible acquisition target or competitor of the Company, when in possession of material non-public information concerning any such other company obtained in the course of his or her employment with, or service to, the Company or any of its subsidiaries.

D.Specific Policies

1.Trading Windows; Black-Out Periods

All Covered Persons are subject to additional restrictions on their ability to engage in purchase or sale transactions involving the Company’s securities. In order to ensure compliance with the laws of the United States prohibiting trading on inside information, this Policy prohibits Covered Persons from trading in Company securities except (i) during the period beginning after the close of trading two business days following the Company’s widespread public release of quarterly or year-end earnings and ending at the close of trading on the last day of the third calendar month of each quarter, or (ii) pursuant to a Rule 10b5-1 Plan (as defined below).

In addition, from time to time, the Company may impose special black-out periods on Covered Persons if, in the judgment of the Chief Legal Officer, it is likely that such person or persons have become aware of significant corporate developments that have not yet been disclosed to the public, even when trading otherwise may be permitted. In the event that certain Covered Persons become subject to a special black-out period, such persons are prohibited from trading in the Company’s securities and (ii) disclosing to others the fact they are subject to such special black-out period. These special black-out periods may vary in length and may or may not be broadly communicated to other Covered Persons. This restriction does not apply to transactions made under an approved Rule 10b5-1 Plan. The Company would re-open trading after two (2) full trading days following the date of public disclosure of such significant corporate developments.

2.“Tipping” of Information

Covered Persons may not disclose, convey or “tip” Inside Information to any person by providing them with Inside Information other than to disclose on a “need to know” basis to officers and employees of the Company or outside advisors in the course of performing their duties for the Company. When sharing Inside Information with other officers and employees of the Company or outside advisors, or other persons involved in the business and affairs of the Company, such information should be confined to as small a group as possible. Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information to make a profit or avoid a loss by trading in the Company’s securities based on such information.

3.Pre-clearance

A Covered Person must obtain prior clearance from the Chief Legal Officer, or such person’s designee, before such Covered Person makes any purchases or sales of the Company’s securities, regardless of whether or not a black-out period is then in effect. In evaluating each proposed transaction, the Chief Legal Officer or such person’s designee will consult as necessary with senior management and outside counsel before clearing any proposed trade. Clearance of a transaction is valid for no more than the 5-

business day period immediately following receipt by the Covered Person of such clearance (or any shorter period communicated at the time of approval). If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance. Covered Persons do not need to receive pre-clearance for trades pursuant to an approved Rule 10b5-1 Plan. Refer to Section 5 for information on pre-approval requirements for Rule 10b5-1 Plans.

4.Post-Transaction Notice

Covered Persons who have a reporting obligation under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall also notify the Chief Legal Officer in writing (including by e-mail) of any purchase, sale, or other acquisition or disposition, including any gift, of the Company’s securities as soon as possible following the transaction, but in any event within one business day after the transaction. Such notification may be oral or in writing (including by e-mail) and should include the identity of the Covered Person, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price (if applicable).
For both the “Pre-clearance” section above and this “Post-Transaction Notice” section, a purchase, sale or other acquisition or disposition shall be deemed to occur at the time the person or entity becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).

5.     Rule 10b5-1 Plans

Notwithstanding the prohibition against insider trading, Rule 10b5-l under the Exchange Act and this Policy permit directors, officers and employees of the Company (collectively, the “Eligible Insiders”) to trade in Company securities regardless of their awareness of Inside Information if the transaction is made pursuant to a Rule 10b5-1 plan (a “Rule 10b5-1 Plan”) that (i) meets certain conditions of Rule 10b5-1, (ii) was entered into outside of a black-out period and when the Eligible Insider was not in possession of material, non-public information about the Company, and (iii) is operated in good faith. This Policy requires pre-approval, in accordance with the procedures set forth below, of any trading plan to be entered into by Covered Persons with respect to Company securities, and that such trading plans comply with and be operated in accordance with the conditions of Rule 10b5-1, including the following:

•the plan must be written, specify the amount of, date on, and price at which the Company securities are to be traded or establish a formula for determining such items;
•trades under the Rule 10b5-1 Plan may not commence until expiration of the “cooling-off period” set forth in Rule 10b5-11;
•the Rule 10b5-1 Plan must include representations that (i) the Eligible Insider is not aware of Inside Information about the Company or its securities; and (ii) the Eligible Insider is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
•no Eligible Insider may have more than one Rule 10b5-1 Plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1 (such as plans relating to “sell to cover” arrangements intended to satisfy tax withholding obligations upon the vesting of equity awards); and
•no person may have more than one single-trade Rule 10b5-1 Plan (a plan designed to effect the open-market purchase or sale of the total amount of securities covered by the plan in a single transaction) within any consecutive 12-month period, unless otherwise permitted by the limited exceptions of Rule 10b5-1.

Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party.

An Eligible Insider who wishes to enter into, amend or terminate a Rule 10b5-1 Plan must submit the Rule 10b5-1 Plan to the Chief Legal Officer for approval prior to the adoption of the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to a Rule 10b5-1 Plan is required. An Eligible Insider may amend or replace his or her Rule 10b5-1 Plan only during periods when trading is permitted in accordance with this Policy and when the Eligible Insider was not in possession of material, non-public information about the Company. Eligible Insiders must promptly report to the Chief Legal Officer the termination of any Rule 10b5-1 Plan.

E.Safeguarding Confidential Information

If Inside Information relating to the Company or its business has not been disclosed to the general public, such information must be kept in strict confidence and should be discussed only with persons who have a “need to know” of the information for a legitimate business purpose. The utmost care and circumspection must be exercised at all times in order to protect the Company’s confidential information. The following practices should be followed to help prevent the misuse of confidential information:
1 For directors and officers, the cooling-off period currently set forth in Rule 10b5-1 is the later of (i) 90 days after execution of the plan or (ii) two business days following the filing of the Form 10-K or Form 10-Q for the reporting period in which the plan was executed. For all other insiders the cooling-off period is 30 days after execution of the plan.

•Avoid discussing confidential information in places where you may be overheard by people who do not have a valid need to know of such information, such as on elevators, in restaurants and on trains, buses, taxis or airplanes.
•Avoid discussing confidential information on cellular phones, and take great care when discussing such information on speaker phones. Do not discuss such information with relatives or social acquaintances.
•Do not give your computer IDs and passwords to any other person. Password protect computers and log off when they are not in use.
•Always put confidential documents away when not in use and, based upon the sensitivity of the material, keep such documents in a locked desk or office. Do not leave documents containing confidential information where they may be seen by persons who do not have a need to know of the content of the documents.
•Comply with the specific terms of any confidentiality agreements of which you are aware.
•Upon termination of your employment, engagement or assignment with the Company, you must return to the Company all physical (including electronic) copies of confidential information as well as all other material embodied in any physical or electronic form that is based on or derived from such information, without retaining any copies.
•You may not bring the confidential information of any former employer to the Company. You must always respect the confidential information of third parties and never unlawfully use such information on behalf of the Company or otherwise.

F.Responding to Requests for Information

You may find yourself the recipient of questions concerning various activities of the Company. Such inquiries can come from the media, securities analysts and others regarding the Company’s business, rumors, trading activity, current and future prospects and plans, acquisition or divestiture activities and other similar important information. Under no circumstances should you attempt to handle these inquiries without prior authorization. Only executive officers of the Company are authorized to answer questions about or disclose information concerning the Company to the media or public.

•Refer requests for information regarding the Company from the financial community, such as securities analysts, brokers or investors, to the Company’s Chief Financial Officer, Chief Legal Officer or Chief Compliance Officer.
•Refer requests for information regarding the Company from the media or press to the Company’s Chief Financial Officer, Chief Legal Officer or Chief Compliance Officer.

•Refer requests for information from the Securities and Exchange Commission or other regulators to the Company’s Chief Legal Officer or Chief Compliance Officer.

G.Regulation FD

The Company is committed to fair disclosure to investors in compliance with all applicable securities laws and regulations, including the SEC’s regulation on fair disclosure, Regulation FD. Regulation FD prohibits companies with publicly traded securities from selectively disclosing material, nonpublic information to securities analysts, broker-dealers, other securities market professionals and stockholders who may trade on the basis of such information (“Securities Professionals”). Only executive officers are authorized to release material non- public information to Securities Professionals, the media and the public at large.

Whenever a company (or person acting on its behalf) intentionally discloses material, nonpublic information to Securities Professionals, Regulation FD requires the company to simultaneously make public disclosure of the information in question. If the Company learns that it has unintentionally disclosed material, non-public information to any Securities Professionals, it must issue a press release making the information public within 24 hours.

For a discussion of what types of information are likely to be deemed material, non- public information, see Section I. below.

To avoid any violation of Regulation FD, the Company must strictly adhere to disciplined procedures and recordkeeping with respect to formal and informal contacts with Securities Professionals. The Company’s Chief Financial Officer, Chief Legal Officer or Chief Compliance Officer (or a designee of one or more of such officers) should be made aware of all contacts with Securities Professionals and be briefed on the substance of any discussions promptly after any such contact occurs.

H.Compliance

All Covered Persons must promptly report, in accordance with the procedures set forth in the Company’s Code of Business Conduct and Ethics (including through the use of the Company’s Governance Hotline at (855) 488-8807 or https://www.digitalbridge.ethicspoint.com, described in the Code of Business Conduct and Ethics), any trading in the Company’s securities by any Covered Person, or any disclosure of Inside Information or material non-public information concerning other companies by such Covered Person, that such person has reason to believe may violate this Policy or federal or state securities laws.

Persons in possession of Inside Information when their employment or service terminates may not trade in the Company’s securities until that information has become public or is no longer material.

I.Additional Information

1.What is Inside Information?
“Inside Information” is material information about the Company that is not available to the public. Information generally becomes available to the public when it has been disclosed by the Company or third parties in a press release or other authorized public statement, including any filing with the SEC. In general, information is considered to have been made available to the public on the second trading day after the formal release of the information. In other words, there is a presumption that the public needs approximately one complete trading day to receive and absorb such information.

2.What is Material Information?

As a general rule, information about the Company is “material” if it could reasonably be expected to affect someone’s decision to buy, hold or sell the Company’s securities. In particular, information is considered to be material if its disclosure to the public would be reasonably likely to affect (i) an investor’s decision to buy or sell the securities of the company to which the information relates, or (ii) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following:

•earnings announcements or estimates;

•significant changes in financial results and/or financial condition and financial projections;

•news of major new contracts, areas or types of investments or possible loss of business;

•dividends or stock splits;

•share redemption or repurchase programs;

•changes in management or control;

•plans or agreements related to significant mergers, acquisitions, dispositions, reorganizations or joint ventures;

•significant litigation or regulatory developments;

•significant increases or decreases in the amount of outstanding securities or indebtedness;

•write-ups or write-downs of assets or changes in accounting methods;

•actual or projected changes in industry circumstances or competitive conditions that could significantly affect the Company’s revenues, earnings, financial position or future prospects; and

•transactions with directors, officers or principal security holders.
It can sometimes be difficult to know whether information would be considered “material.” The determination of whether information is material is almost always clearer after the fact, when the effect of that information on the market can be quantified. Although you may have information about the Company that you do not consider to be material, federal regulators and others may conclude (with the benefit of hindsight) that such information was material. Therefore, trading in the Company’s securities when you possess non-public information about the Company can be risky. When doubt exists, the information should be presumed to be material.

3.What is Non-Public Information?

Information is considered to be non-public unless it has been adequately disclosed to the public, which means that the information must be publicly disseminated and sufficient time must have passed for the capital markets to have digested the information. It is important to note that information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors. You should presume that information is non-public unless you can point to its official release by the Company in at least one of the following ways:

•public filings with securities regulatory authorities;
•issuance of press releases or other widely disseminated media (including on the Company’s website); or
•information contained in proxy statements and prospectuses.

You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person aware of material, non-public information should refrain from any trading activity until after two (2) full trading days following its official release; shorter or longer waiting periods might be warranted based upon the liquidity of the security and the nature of the information. Notwithstanding these timing guidelines, it is illegal for you to trade while in possession of material, non-public information, including situations in which you are aware of major developments that have not yet been publicly announced by the Company.

If you are unsure whether you are in possession of material, non-public information, you should consult with the Chief Legal Officer prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction of any of the Company’s securities.

4.What is the Penalty for Insider Trading?

Trading on Inside Information is a crime. The consequences of insider trading and tipping are severe and may, in some cases, be applied to the Company as well as to the individual who illegally trades or tips. Possible consequences include criminal prosecution with the potential for prison terms and additional fines if convicted, civil penalties, termination of employment and personal embarrassment resulting from adverse publicity.
J.Certification

You must sign, date and return the attached Acknowledgment and Certification (or such other certification as the Chief Legal Officer may deem appropriate) stating that you have received, read, understand and agree to comply with the Company’s Policy on Inside Information and Insider Trading. The Company will require you to sign such an Acknowledgment and Certification on an annual basis, which Acknowledgment and Certification may be in electronic format. Please note that you are bound by the Policy whether or not you sign the Acknowledgment and Certification.

If you have any questions with regard to this Policy, you should consult with the Chief Legal Officer.

Approved: August 1, 2023

DIGITALBRIDGE GROUP, INC. POLICY ON INSIDE INFORMATION AND INSIDER TRADING

ACKNOWLEDGMENT AND CERTIFICATION

I hereby certify that I:

•have read and understand the Policy on Inside Information and Insider Trading and related procedures;

•have complied with the foregoing policy and procedures; and

•will continue to comply with the policy and procedures set forth in the Policy;

I understand that my agreement to comply with the Policy on Inside Information and Insider Trading does not constitute a contract of employment.

Please sign here:

Print name:

Date:

This signed and completed form, which may be completed electronically, must be returned to DigitalBridge Group, Inc.’s Chief Compliance Officer within ten (10) business days of receiving this document.

REQUEST FOR CLEARANCE TO TRADE

To:    DigitalBridge Group, Inc.
    Attention: Chief Legal Officer
    Park of Commerce Drive, Suite 210
    Boca Raton, FL 33487

Name:         Title:

I hereby request clearance for myself (or a member of my immediate family or household) to execute the following transaction relating to the securities of DigitalBridge Group, Inc.

Type of Transaction:

I wish to purchase shares of stock. Number of shares of common stock to be purchased:

I wish to sell shares of stock.    Number of shares of common stock to be sold:

I wish to exercise an option and sell all or a portion of the shares of common stock purchased at the then market price in a “cashless exercise” or “same day sale” and hold any remaining shares of common stock in my brokerage account.

Number of options to be exercised:
Number of shares of common stock to be sold:          Number of shares of common stock held in account:

Other:

If the request is for a member of my immediate family or household:

Name of Person:         Relationship:

I hereby represent that I am not aware of any material, non-public information concerning DigitalBridge Group, Inc. at the time of submitting this request and I agree that should I become aware of any material, non-public information concerning DigitalBridge Group, Inc. prior to consummating the approved transaction, I will not consummate such transaction.

I understand that once approved, the authorization is valid on the date of approval and during the remaining term of the trading window in which it is approved. I further understand that the approval will lapse if, in the judgment of the Chief Legal Officer, I am likely to be in possession of material, non-public information or at the expiration of the trading window in which approval is granted, whichever is the first to occur.

Date    Signature

Approved by:

Chief Legal Officer    Date